Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND
ANNOUNCES COMMENCEMENT OF TENDER OFFER

NEW YORK, November 10, 2020 — Neuberger Berman High Yield Strategies Fund Inc. (NYSE American: NHS) (the “Fund”) announced that it commenced a tender offer today.  As previously announced, the Fund will purchase up to 25% of its outstanding shares of common stock for cash at a price equal to 96% of its net asset value per share determined on December 10, 2020, or such later date to which the tender offer is extended.  The tender offer will expire on December 10, 2020, at 5:00 p.m., New York City time, unless the offer is extended.
Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which are being distributed to the Fund’s common stockholders.  If more than 25% of the Fund’s outstanding common stock is validly tendered, and not withdrawn, the Fund will purchase common stock from tendering stockholders on a pro rata basis.  Accordingly, common stockholders cannot be assured that the Fund will purchase all of their tendered common stock.
Tender Offer Statement
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer.  The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents filed with the Securities and Exchange Commission (“SEC”).  Stockholders of the Fund should read the offer to purchase and tender offer statement and related exhibits, as they will contain important information about the tender offer.  These and other filed documents will be available to investors for free both on the website of the SEC at www.sec.gov and from the Fund, by calling AST Fund Solutions, LLC, the Fund’s information agent for the tender offer, at (877) 478-5039 (toll free).
About Neuberger Berman
Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. With offices in 24 countries, Neuberger Berman’s diverse team has over 2,300 professionals. For six consecutive years, the company has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). In 2020, the PRI named Neuberger Berman a Leader, a designation awarded to fewer than 1% of investment firms for excellence in Environmental, Social and Governance (ESG) practices. The PRI also awarded Neuberger Berman an A+ in every eligible category for our approach to ESG integration across asset classes. The firm manages $374 billion in client assets as of September 30, 2020. For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Investor Contact:
Neuberger Berman Investment Advisers LLC
Investor Information
(877) 461-1899

Media Contact:
Alexander Samuelson
Neuberger Berman
(212) 476-5392
Alexander.Samuelson@nb.com